July 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-30961

Dear Mr. Wilson:

We refer to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Ms. Carol Yu, Co-President and Chief Financial Officer of our client Sohu.com Inc. (“Sohu”), dated July 8, 2010 (the “Second Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2009.

On Sohu’s behalf, we advise the Staff that Sohu expects to be in a position to respond to the Second Comment Letter by Friday, July 30, 2010. This delay beyond the timeframe initially requested by the Staff is necessitated by the travel schedule of one of the members of the compensation committee of Sohu’s board of directors.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)
Ms. Stephani Bouvet (Division of Corporation Finance)
Ms. Maryse Mills-Apenteng (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.)
Mr. Alex Ho (Changyou.com Limited)
Mr. James Deng (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.)
Mr. William Lam (PricewaterhouseCoopers)